UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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ELECTRO ENERGY INC.
(Exact name of small business issuer as specified in its charter)

Florida	59-3217746
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

30 Shelter Rock Road, Danbury, Connecticut 06810
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:  None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act Registration Statement file number to which this form relates (if applicable):  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  Description of Registrant's Securities to be Registered.

Common Stock

          Except as otherwise required by law and subject to the rights of the holders of any outstanding preferred stock, all rights to vote and all voting power shall be vested exclusively in the holders of common stock. Subject to the rights and preferences of the holders of any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as are declared by the Board of Directors of the Registrant out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Registrant, holders of common stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities, subject to the liquidation preferences, if any, of the holders of any outstanding preferred stock. Holders of common stock have neither preemptive rights nor rights to convert their common stock into any other securities and are not subject to future calls or assessments by the Registrant. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that the Registrant may designate and issue in the future.

          On June 9, 2004, the Registrant completed a reverse merger transaction in which the Registrant caused EEI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary, to be merged with and into Electro Energy, Inc. ("EEI"; now known as EEI Technologies, Inc.), a Delaware corporation. The shares of common stock of the Registrant issued to former holders of common stock and other securities of EEI in connection with the merger were not registered under the Securities Act of 1933, and therefore may not be offered or sold in the United States or certain other countries absent registration or an applicable exemption from registration requirements. Certificates representing these shares bear a legend to this effect. In addition, in connection with the merger, former holders of substantially all the securities of EEI outstanding immediately prior to the merger entered into lock-up agreements with the Registrant that prohibit the stockholder from:

•	publicly selling, contracting to sell or otherwise transferring any of the shares of common stock beneficially owned by the stockholder during the 12 months following the merger, or

•

privately selling, contracting to sell or otherwise transferring (unless the proposed transferee agrees to be bound by the restrictions on transfer contained in the subscription agreement with the Registrant) any of the shares beneficially owned by the stockholder during the 12 months following the merger.

          Stockholders who entered into these agreements may, however, make transfers, publicly or privately, as follows: From 12 months, and at each subsequent three-month interval thereafter, holders will be permitted to sell their shares at a rate of the greater of (i) 12.5% of their initial holdings or (ii) 25,000 shares per month, subject to the Registrant's common stock having a 30-day average closing "asked" price of at least $5.00 per share. From 12 months, and at each subsequent three-month interval thereafter, if the 30-day average closing "asked" price of the Registrant's common stock is less than $5.00 per share, then all stockholders (other than named stockholders beneficially owning an aggregate of 7,815,074 shares of common stock on a fully-diluted basis and the shares of common stock underlying stock options granted to Michael Eskra, the Registrant's President and Chief Operating Officer) will each be permitted to sell a maximum of 25,000 shares during each three-month interval. After 24 months, and at each subsequent three-month interval thereafter, all holders will each be permitted to sell up to the greater of (i) 12.5% of their initial holdings or (ii) 25,000 shares during each three-month interval regardless of the trading price of the common stock. All lock-up agreements will expire 36 months after the closing of the merger. To the extent that a holder of shares does not sell shares during a three-month period during which sales are permitted as described in this paragraph, the lock-up restrictions with respect to shares that could have been sold during such period will expire.

          The lock-up agreements also provide that, if the Registrant engages an underwriter or placement agent during the 12 months after the merger to raise a minimum of $5 million through the sale of our common stock and/or other equity securities, in a public offering or private placement, upon notice of commencing such public offering or private placement, all holders of shares subject to lock-up agreements will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

          The Registrant has never declared or paid a cash dividend on its capital stock. The Registrant does not expect to pay cash dividends on its common stock in the foreseeable future. The Registrant currently intends to retain earnings, if any, for use in its business. Any dividends declared in the future will be at the discretion of the Board of Directors of the Registrant.

Preferred Stock

          Upon any liquidation, dissolution or winding-up of the Registrant, the holders of shares of the series A convertible preferred stock are entitled to receive, before and in preference to any distribution or payment of assets of the Registrant or the proceeds thereof that may be made or set apart with respect to common stock, an amount in cash equal to $1,000 per share (subject to adjustment in the event of stock splits, combinations or similar events). The holders of the shares of series A convertible preferred stock are not entitled to receive dividends or other distributions from the Registrant. Each holder of record of shares of series A convertible preferred stock has the right to convert all or any part of such holder's shares initially into 400 shares of common stock of the Registrant, without any further payment therefor, subject to adjustment upon the terms of the Certificate of Designation.

          Except as otherwise required by law, the holders of shares of series A convertible preferred stock are entitled to vote on all matters submitted to a vote of the shareholders of the Registrant. Such holders are entitled to such number of votes equal to the number of shares of common stock into which such holders' shares of series A convertible preferred stock are convertible.

          Holders of series A convertible preferred stock are entitled to customary anti-dilution protection in the event of a consolidation, merger or sale of the Registrant and in event of Common Stock Dividends, Subdivisions, Combinations or the like. Additionally, in the event that the Registrant issues any shares of common stock in a private placement for cash consideration at a price less than $2.50 per share, holders of series A convertible preferred stock will receive "full-ratchet" anti-dilution protection with respect to those shares. Notwithstanding the foregoing, shares of common stock issued in connection with acquisitions, mergers or strategic alliances at a deemed value of $1.50 per share or greater will not trigger an anti-dilution adjustment. Further, private placements that result in aggregate gross proceeds to the Registrant of $250,000 or less at prices less than $2.50 per share, but not below $1.50 per share, will not trigger an anti-dilution adjustment, provided such placements are limited to one in any 12-month period.

          There are no redemption or sinking fund provisions applicable to the series A convertible preferred stock.

Warrants

          As of December 1, 2004, the Registrant had warrants to purchase up to 2,129,184 shares of common stock outstanding. The warrants have exercise prices ranging from $0.00 to $2.50 per share, and will expire between April 2007 and March 2009.

Registration Statement

          The Registrant agreed to file a "resale" registration statement with the Securities and Exchange Commission ("SEC") covering the shares of common stock underlying the preferred stock and warrants issued in a private placement consummated contemporaneously with the merger on or before the date which was 90 days after the merger. The Registrant also agreed that, in the event the "resale" registration statement was not filed with the SEC on or prior to the date which was 180 days after the merger, the total number of shares of common stock underlying the preferred stock subscribed for in the private placement and covered by the registration statement for each investor in the private placement who is named as a selling shareholder would be increased by 2% per month for each month (or portion thereof) that the registration statement was not so filed. The Registrant filed the "resale" registration statement on December 6, 2004, covering a total of 4,071,734 common shares outstanding and common shares underlying the series A convertible preferred stock and warrants outstanding.  The Registrant further agreed to use its best efforts to respond to any SEC comments to the "resale" registration statement on or prior to the date which is 20 business days from the date such comments are received, but in any event not later than 30 business days from the date such comments are received. In the event that the Registrant fails to respond to such comments within 30 business days, the total number of shares of common stock underlying the private placement preferred stock covered by the registration statement for each investor in the private placement shall be increased by 2% per month for each month (or portion thereof) that a response to the comments to such "resale" registration statement has not been submitted to the SEC, except that the aggregate increases in shares of common stock will in no event exceed 12%. Additionally, the Registrant agreed to maintain the effectiveness of the "resale" registration statement from the effective date through and until a date that is not less than 12 months after the merger (at which time exempt sales pursuant to Rule 144 may be permitted for purchasers in the private placement) and agreed to use its best efforts to have the "resale" registration statement declared effective by the SEC as soon as possible after the initial filing date.

ITEM 2.  Exhibits.

Exhibit No.	Description
2.1	Agreement of Merger and Plan of Reorganization among MCG Diversified, Inc., EEI Acquisition Corp. and Electro Energy, Inc., dated May 7, 2004.(1)
3.1	Articles of Incorporation of MCG Diversified, Inc.(2)
3.2	Amended and Restated Articles of Incorporation of MCG Diversified, Inc.(2)
3.3	Bylaws of MCG Diversified, Inc.(2)
3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of MCG Diversified, Inc.(3)
3.5	Articles of Amendment Designating Series A Convertible Preferred Stock of MCG Diversified, Inc.(1)
10.1	Form of Lock-Up Letter between Electro Energy, Inc. and former holders of securities of Electro Energy, Inc.(1)
10.2	Form of Lock-Up Letter between Electro Energy, Inc. and certain former named holders of securities of Electro Energy, Inc.(1)
10.3	Form of Lock-Up Letter between Electro Energy, Inc. and Michael D. Eskra.(1)
10.4	Form of Lock-Up Letter between MCG Diversified, Inc. and Marguerite Godels and Charles P. Godels, P.A.(1)
10.9	Registration Rights Agreement.(1)

(1)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2004.
(2)	Incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 17, 2002.
(3)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004.

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRO ENERGY INC.

By:	/s/ Martin G. Klein
Name: Martin G. Klein
Title: Chairman and Chief Executive Officer

Dated: December 20, 2004

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement of Merger and Plan of Reorganization among MCG Diversified, Inc., EEI Acquisition Corp. and Electro Energy, Inc., dated May 7, 2004.(1)
3.1	Articles of Incorporation of MCG Diversified, Inc.(2)
3.2	Amended and Restated Articles of Incorporation of MCG Diversified, Inc.(2)
3.3	Bylaws of MCG Diversified, Inc.(2)
3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of MCG Diversified, Inc.(3)
3.5	Articles of Amendment Designating Series A Convertible Preferred Stock of MCG Diversified, Inc.(1)
10.1	Form of Lock-Up Letter between Electro Energy, Inc. and former holders of securities of Electro Energy, Inc.(1)
10.2	Form of Lock-Up Letter between Electro Energy, Inc. and certain former named holders of securities of Electro Energy, Inc.(1)
10.3	Form of Lock-Up Letter between Electro Energy, Inc. and Michael D. Eskra.(1)
10.4	Form of Lock-Up Letter between MCG Diversified, Inc. and Marguerite Godels and Charles P. Godels, P.A.(1)
10.9	Registration Rights Agreement.(1)

(1)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2004.
(2)	Incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 17, 2002.
(3)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004.